15026490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68570

FACING PAGE

ıation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HighBank Securities LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1 South Street, Suite 1260
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Dennis O'Neill (443) 478-1978
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

9/27/15
KW
4/1/20

OATH OR AFFIRMATION

I, **Dennis O'Neill**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HighBank Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Director
Title

Notary Public

EUN Z. YANG
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires June 11, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
HighBank Securities LLC

We have audited the accompanying financial statements of HighBank Securities LLC (a Maryland Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HighBank Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of HighBank Securities LLC's financial statements. The Supplementary Information is the responsibility of HighBank Securities LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 11, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 235,675
Related parties receivables	639,411
TOTAL ASSETS	$ 875,086

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and other liabilities	$ 9,279
MEMBER'S CAPITAL	$ 865,807
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 875,086

The accompanying notes are an integral part of these financial statements.